May 6, 2005

VIA HAND DELIVERY AND EDGAR

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	JER Investors Trust Inc.
Amendment No. 4 to Form S-11
Registration No. 333-122802

Dear Ms. Kim:

On behalf of JER Investors Trust Inc. (the “Company”), a Maryland corporation, we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), Amendment No. 4 to the Registration Statement on Form S-11 (Registration No. 333-122802) (as amended, the “Registration Statement”), initially filed with the Commission on February 14, 2005 and amended on February 15, 2005, March 24, 2005 and April 15, 2005, relating to the initial public offering of shares of common stock, par value $.01 per share (the “Common Stock”), by the Company and the sale by certain stockholders of the Company of shares of Common Stock. In addition, we are responding, on behalf of the Company, to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated May 4, 2005 (the “Comment Letter”).

Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment. All references to page numbers are to the pages in Amendment No. 4 to the Registration Statement, as filed with the Commission on the date hereof.

Form S-11

Prospectus Summary, page 1

Risk Factors, page 11

1.	We note your response to comment 7. However, since the incentive fee may be increased by a decrease in the weighted average price per share of your common stock offerings, assuming FFO per share remains unchanged, please supplementally advise us whether you believe the company can downwardly pressure its stock price without impacting its FFO by, for example, increasing its FFO payout ratio. If so, please disclose this potential conflict of interest between the manager and your stockholders.

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

We note the Staff’s comment and advise the Staff that the Company does not believe that it can downwardly pressure its stock price without impacting its FFO in an effort to increase incentive fee for the reasons stated below. The Company has also discussed this response with representatives from its two co-lead underwriters (Friedman, Billings, Ramsey & Co., LLC and Banc of America Securities LLC), and both investment banks believe that this analysis is reasonable.

First, the Company believes that the assumption/premise “FFO per share remains unchanged” is incongruous. If the weighted average price per share of its offerings of common stock were decreased, it would necessarily mean that more common shares would have been issued by the Company and the capital proceeds per share would be lower. Therefore, with reduced proceeds per share to invest, it is unlikely that FFO per share would remain unchanged. In fact, the Company believes it is likely that FFO per share would be lower in this scenario since raising capital at a lower per share price results in having less capital per share available to invest to generate FFO per share. For example, if shares are sold for $10 per share and the Company is able to achieve a 10% return, FFO per share is $1. If on the other hand, shares are sold for $8 per share and the Company is able to achieve the same 10% return, FFO per share is $0.80 or twenty percent lower, not unchanged. Consequently, since the incentive fee is calculated on a FFO per share basis, the Company does not believe the incentive fee would increase by selling shares at a lower price per share.

Second, while theoretically there may be ways for the Company to downwardly pressure its stock price without impacting its FFO, the Company is not currently aware of any realistic ways it can do so. If, using the example cited by the Staff, the Company increased its FFO payout ratio, share price may not necessarily decrease since a higher FFO payout ratio means a higher cash dividend payment. This higher dividend payment may cause share price to increase, not decrease – in fact, it is not clear to the Company which direction the stock price will move. In addition, if the FFO payout ratio is increased and therefore more cash is paid out to shareholders, less capital will remain available to the Company to invest to generate FFO. Therefore, FFO per share will likely decrease as a result of increasing the FFO payout ratio, and higher incentive fees will not be achieved.

Third, using again the same example cited by the Staff, if the Company increases its FFO/dividend payout ratio in excess of net income (i.e., greater than a 100% payout ratio), book equity of the Company would decrease, and the Manager would be paid lower base management fees (since base management fees are based on a percentage of book equity as determined in accordance with

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

GAAP, adjusted to exclude the effects of any unrealized gains, losses or other items that do not affect realized net income).

Finally, the decision to issue new common shares (at any price per share) will need the approval of the board of directors and cannot be done at the discretion of the Manager. Therefore, assuming that it was possible and further assuming that the Manager is in fact attempting to increase incentive fees by issuing common shares at a lower price per share, the decision to actually sell common shares needs the approval of the board of directors and acts as a built in “safeguard.”

2.	We note your response to prior comment 8; however, we reissue our previous comment. We note that FBR is a significant principal stockholder, was the initial purchaser and placement agent for the private placement, and may potentially be a selling stockholder in this offering. Further, we note that you have added disclosure that a significant portion of this offering, currently $186.7 million, will be used to repay your indebtedness to Banc of America Securities LLC, another underwriter in this offering.

We have added a risk factor on page 31 of the prospectus in response to the Staff’s comment. We further supplementally advise the Staff that FBR will not be a selling stockholder in this offering.

The JER Fund III partnership agreement limits our ability to invest in certain real estate structured finance products, page 12

3.	The definition disclosed for “JER CMBS Fund” appears to be inconsistent with the definition provided in the copy of the agreement provided to us. In particular, the definition in the agreement does not refer to “residential mortgages and related securities.” Please revise, here and on page 61, to make the disclosure consistent with the agreement.

We note the Staff’s comment and advise the Staff that the definition of “JER CMBS Fund” in the JER Fund III partnership agreement was amended in Amendment No. 2 to the JER Fund III partnership agreement, dated October 17, 2004 (the “Amendment”). The Amendment was included in the materials we supplementally provided to the Staff with the Company’s previous filing on April 15, 2005. We advise the Staff that the definition currently in the prospectus is consistent with the definition in the Amendment.

4.	We note your response to prior comment 9. Please disclose how you quantify the term “primarily.”

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

We have added disclosure on pages 6, 12, 61 and 74 of the prospectus in response to the Staff’s comment.

5.	Please include a brief description of the three mezzanine loans purchased with the JER Fund III in accordance with the JER Fund III conflicts policy.

We have added disclosure on page 13 of the prospectus in response to the Staff’s comment.

Maintenance of our exemption from the requirements of the Investment Company Act imposes limits on our operations page 26.

6.	Please revise the header to reflect the risk that your current operations may not be exempt from the Investment Company Act.

The header of the risk factor on page 26 of the prospectus has been revised in response to the Staff’s comment.

7.	Please revise the risk factor to reflect each exemption from the Investment Company Act that you are relying upon. In addition, please disclose that neither the SEC nor the Staff has issued a no-action letter or interpretive guidance that specifically addresses your current portfolio and your exemption analyses. Please also disclose that the Staff has issued no-action letters and interpretive guidance that arguably could be inferred to suggest that certain subordinated CMBS investments are not qualifying interests for purposes of the Section 3(c)(5)(C) exemption. Lastly, please disclose that any decision by the SEC or the Staff which advances a position contrary to your analysis would require you to no longer treat these investments in subordinate CMBS as qualifying interests and could deem you an unregistered investment company.

We have added disclosure on page 26 of the prospectus in response to the Staff’s comment.

Use of Proceeds, page 35

8.	Please confirm that if you use proceeds to pay down amounts outstanding on your $100 million repurchase agreement, you will include the interest rate of the agreement.

We confirm to the Staff that if the Company uses proceeds to pay down amounts outstanding on its $100 million repurchase agreement, the Company will include the interest rate of the agreement in the “Use of Proceeds” section of the

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

prospectus. We advise the Staff that there is currently no amount outstanding under this repurchase agreement.

9.	Please revise to briefly describe the “additional investments” that you acquired from your borrowings.

The disclosure on page 35 of the prospectus has been revised in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

10.	We have reviewed your response to our prior comment 17. We are still unsure how you have considered your commitments to acquire loans subsequent to year end, as disclosed in Note 13 to your financial statements, in your discussion of contractual obligations. Explain to us how you have met the requirements of Item 303 of Regulation S-K and FR-72 to disclose material commitments and its impact on your financial condition and liquidity.

As of December 31, 2004, the Company did not have any material commitments. The investments detailed in Footnote 13 were committed to and acquired subsequent to year-end. As of March 31, 2005, the Company had contractual obligations related to purchase obligations and debt obligations under repurchase agreements. A table presenting these obligations at March 31, 2005 and April 29, 2005 is in “Liquidity and Capital Resources” in the prospectus on page 46.

Our Company, page 50

Our Investments, page 55

11.	We have considered your response to our prior comment 19. In a supplemental response to us please cite the sections of any relevant agreements which describe the voting rights of the Re-remic trust. In addition, please provide an explanation as to how you arrived at the conclusion that each of the rights enumerated is non-substantive.

The pooling agreement for the Re-remic trust sets forth guidance concerning Voting Rights (defined as the right to vote on, consent to or approve certain matters with respect to such Pooled Certificates and/or the related Underlying Series) related to the securities owned by the Re-remic trust.

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

The underlying pooling and servicing agreement for each security sets forth the matters that can be voted upon by the owners of the securities (including the Re-remic trust). Such items generally cover administrative type changes and require the vote of generally more than a majority of the interest holders. For example, in the pooling and servicing agreement for one of the underlying securities, the document indicates that the

“agreement may be amended from time to time by the parties with consent of the holders of certificates evidencing in the aggregate not less than 66% of the percentage interests of each class of certificates affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any provisions in the agreement. However in no case can the agreement be amended to (a) reduce in any manner the amount of, or delay the timing of, payments which are required to be distributed on any certificate without the consent of the holder of such certificate, (b) reduce the aforesaid percentage of certificates which are required to consent to any amendment, without the consent of the holders of all certificates of such class, (c) adversely affect the voting rights of any class of certificates without the consent of the holders of all certificates of such class the outstanding.”

The voting provisions are generally consistent among all the underlying securities.

In addition, the Re-remic pooling agreement acknowledges that there are Control Rights (defined as the rights of the holder of any Class of Pooled Certificates to participate in the decision making process with respect to any related Underlying Mortgage Loans to the extent permitted by the applicable Pooled Certificate Agreements, including, among others, to appoint the special servicer for the related Mortgage Pool, direct the actions of the special servicer and approve the workout and foreclosure process with respect to defaulted Underlying Mortgage Loans). For certain of the securities owned by the Re-remic, the Re-remic may have, or could obtain, Control Rights. However the execution of such Control Rights is expressly limited by the Re-remic pooling agreement as follows:

“If the Trustee of the re-remic, in its capacity as a registered holder of a Class of Pooled Certificates, is entitled to exercise the option to purchase the Mortgage Pool included in the Underlying Trust Fund related to such Class of Pooled Certificates in connection with the optional termination (an allowable clean-up call under SFAS 140) of the related Underlying Trust Fund or is entitled to purchase any Underlying Mortgage Loan, the Trustee shall be required to promptly notify the Underlying Trustee that the Trustee, in its capacity as holder of such Class of Pooled Certificates, will not exercise such option.”

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

As indicated in our previous response, the Company believes the Re-Remic’s ability to appoint the special servicer is a permitted activity of a QSPE, as it is an inherent right related to the servicing of the beneficial interests the Re-remic Trust holds, and the entity is restricted to servicing activities in which it can engage, as described in FAS 140 and the related Q&As. Additionally, granting approval in connection with permitted servicing activities is also viewed to be consistent with the permitted powers of a QSPE. The ability to exercise call options with respect to defaulted receivables could be viewed to be inconsistent with a QSPE’s permitted activities. As noted, such rights have been expressly eliminated.

12.	Please revise the disclosure to clarify whether you have an obligation to fund amounts in addition to those already funded in connection with the garden condominium conversion “program” discussed on page 57.

We have revised the disclosure on page 57 to clarify that the Company does not have an obligation to fund amounts in addition to those already funded in connection with the mezzanine loan program. Future fundings are subject to the discretion of the Company and JER Fund III.

Our Manager and the Management Agreement, page 67

Conflicts of Interest in Our Relationship with Our Manager, page 73

13.	Please supplementally advise us why you do not believe Sections 4.6(e) and 5.3(b) of the JER Fund III partnership agreement have an impact on your operations.

Section 4.6(e) of the JER Fund III partnership agreement refers to the time commitments of Joseph E. Robert, Jr. and Deborah L. Harmon to the JER Funds, the JER CMBS Fund and the Mexican Fund. The J.E. Robert Company and its affiliates have not formed a Mexican Fund as defined in the JER Fund III partnership agreement. As discussed in “Our Company—Investment Process—JER Fund III Partnership Agreement” in the prospectus, the Company’s, and J.E. Robert Company’s, position is that the Company qualifies as a “JER CMBS Fund” as defined in the JER Fund III partnership agreement.

Ms. Harmon is not an officer or director of either the Company or the Manager, although she is a member of the Company’s investment committee. Mr. Robert is chairman and chief executive officer of J.E. Robert Company, Inc. and chairman of the board of directors of the Company. Mr. Robert also serves on the Company’s investment committee. Under Section 4.6(e) of the JER Fund III partnership agreement, Mr. Robert is obligated to dedicate 80% of his business

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

time to the JER Funds and the JER CMBS Fund. Furthermore, Section 4.6(e) does not specify how Mr. Robert is obligated to allocate his time among the JER Funds and the JER CMBS Fund. Consequently, the Company is of the opinion that Section 4.6(e) of the JER Fund III partnership agreement will have no material impact on the operations of the Company.

Section 5.3(b) of the JER Fund III partnership agreement sets forth the requirements with which the general partner of JER Fund III must comply in granting co-investment rights to third parties in investments made by JER Fund III. The partnership agreement, however, specifically excludes co-investments made between the Company and JER Fund III from such requirements. The terms of co-investments between the Company and JER Fund III are described in the conflicts policy adopted by J.E. Robert Company in respect of overlapping investments, as described in detail in the Registration Statement.

Financial Statements

3. CMBS, page F-11

14.	We have considered your response to our prior comment 31 and have the following additional comments:

•	We are unsure how you have determined that the disclosures in paragraph 21a.(2) are not required. Why do you believe that you do not meet the requirement to disclose information regarding investments that have been in a continuous net loss position for less than 12 months?

•	We are unsure how you have disclosed the number of investments that are in a net loss position as you have represented. Please explain to us how you have met this requirement or revise accordingly.

•	We arc unsure how you have disclosed the severity and duration of the unrealized losses as you have represented. Please explain to us how you have met this requirement or revise accordingly.

•	Expand your disclosures to include the cause of the decline in fair value and your basis for determining these amounts are not other than temporarily impaired.

We have expanded the disclosures related to the Company’s securities and the guidance set forth in EITF 03-1. A table setting forth the information related to only those securities in an unrealized loss position has been added on page F-11 of the prospectus. We also provided disclosure stating that the changes in the

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

market values were due to changes in market interest rates and that the Company expects to hold the securities to their expected maturity date.

* * * *

Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (212) 735-3669.

Very truly yours,

/s/ Tymour Okasha

Tymour Okasha

cc:	Michael McTiernan, Esq.,
Division of Corporation Finance
Securities and Exchange Commission

Robert Telewicz,
Division of Corporation Finance
Securities and Exchange Commission

Cicely Luckey
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Daniel T. Ward,
Secretary
JER Investors Trust Inc.

Kari L. Doescher,
Chief Financial Officer
JER Investors Trust Inc.

David C. Wright,
Hunton & Williams LLP

David J. Goldschmidt,
Skadden, Arps, Slate, Meagher & Flom LLP